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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

U.S. Wireless Data, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
912899507
(CUSIP Number)
February 22, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	912899507

1	NAMES OF REPORTING PERSONS: Jeffrey Keswin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

	In
*   SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	912899507

1	NAMES OF REPORTING PERSONS: Lyrical Opportunity Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

	PN
*   SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	912899507

1	NAMES OF REPORTING PERSONS: Lyrical Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

	PN
*   SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Jeffrey Keswin, a United States citizen, Lyrical Partners, L.P., a Delaware limited partnership (“Lyrical”) and Lyrical Opportunity Partners, L.P., a Delaware limited partnership (the “Fund” and together with Lyrical and Jeffrey Keswin, the “Reporting Persons”) , relating to shares of common stock, par value $0.01 per share, and warrants currently convertible in to common stock (the “Warrants” and together with the common stock the “Common Stock”) of U.S. Wireless Data, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund. Lyrical is the investment manager of the Fund. Any Jeffrey Keswin is the manager of Lyrical and directs its investment decisions.
Item 1(a)	Name of Issuer.
U.S. Wireless Data, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices.
2121 Avenue of the Stars, Suite 1650 Los Angeles, CA 90067
Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.
Jeffrey Keswin 405 Park Avenue, 6th Floor New York, NY 10022

Lyrical Partners, L.P. 405 Park Avenue, 6th Floor New York, NY 10022

Lyrical Opportunity Partners, L.P. 405 Park Avenue, 6th Floor New York, NY 10022
Lyrical is the investment manager for the Fund and has been granted investment discretion over portfolio investments, including the Common Stock, held by the Fund.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.
912899507
Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4	Ownership.
(a)	The Fund is the beneficial owner of 1,000,000 shares of Common Stock (500,000 of which are shares of Common Stock and 500,000 of which are shares of Common Stock issuable upon conversion of the Warrants). Lyrical may be deemed to beneficially own the shares of Common Stock held by the Fund as a result of being the investment manager of the Fund, and Jeffrey Keswin may be deemed to beneficially own the shares of Common Stock held by the Fund as a result of being the manager of Lyrical.

(b)	The Fund is the beneficial owner of 10.0% of the outstanding shares of Common Stock. This percentages is determined by dividing (i) the number of shares of Common Stock beneficially held by (ii) 9,499,730, the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 20, 2006, plus 500,000, the number of shares of Common Stock that the Fund has the right to purchase under the Warrants

(c)	The Fund may direct the vote and disposition of the 1,000,000 shares of Common Stock. Lyrical has been granted investment discretion over the shares of Common Stock held by the Fund. Jeffrey Keswin is the manager of Lyrical and directs its investment decisions.
Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 13, 2007

JEFFREY KESWIN

/s/ Jeffrey Keswin

LYRICAL OPPORTUNITY PARTNERS

By:	Lyrical Opportunity Partners G.P., L.P., its general partner

	By:	Lyrical Corp. II, LLC, its general partner

		By:	/s/ Jeffrey Keswin

		Name:	Jeffrey Keswin
		Title:	Authorized Person

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp. II, LLC, its general partner
	By:	/s/ Jeffrey Keswin

	Name:	Jeffrey Keswin
	Title:	Authorized Person